

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 4, 2008

Mr. O'Donnell Iselin, II
Chief Financial Officer & Secretary
Cadiz Inc.
550 S. Hope Street
Suite 2850
Los Angeles, CA 90071

      Re: **Cadiz Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed March 14, 2008
               File No. 0-12114

Dear Mr. Iselin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jennifer Thompson
                    Branch Chief